February 5, 2019

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Anuja A. Majmudar

Re:	Par Pacific Holdings, Inc.
Registration Statement on Form S-3
File No. 333-229278

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Par Pacific Holdings, Inc. (the “Company”), the registrant under the registration statement on Form S-3, File No. 333-229278 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 3:00 p.m., Washington, D.C. time, on February 7, 2019, or as soon as practicable thereafter.

Very truly yours, PAR PACIFIC HOLDINGS, INC.

/s/ J. Matthew Vaughn
J. Matthew Vaughn Senior Vice President and General Counsel